[HIGHLANDS BANKSHARES LETTERHEAD]

February 22, 2011

Sharon Blume
Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Highlands Bankshares, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed April 15, 2010
File No. 0-27622

Dear Ms. Blume:

Highlands Bankshares, Inc. (the “Company”) has received via fax your letter dated February 16, 2011 containing comments on the Company’s above-referenced Annual Report on Form 10-K for the year ended December 31, 2009.

This letter is to inform you that we intend to provide our responses on or before March 11, 2011.

Please call me at (276) 628-9181 or email me at rlittle@hubank.com with any questions.

Sincerely,

/s/ Robert M. Little, Jr.

Robert M. Little, Jr.
Chief Financial Officer